SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               GPN NETWORKS, INC.
                               ------------------
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)


                                    382685105
                                 (CUSIP Number)

                             MS. MELISSA STACK, ESQ.
                          -----------------------------
                         C/O KIRKPATRICK & LOCKHART LLP
            10100 SANTA MONICA BLVD, 7TH FLOOR, LOS ANGELES, CA 90067
                                  (310)552-5049
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 27, 2001
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)
                               (Page 1 of 3 Pages)




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    CUSIP NO.     382685105                                   PAGE 2 OF 5 PAGES



1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Todd Ficeto, ###-##-####.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (A) / /      (B) /X/
       ---------------------

3      SEC USE ONLY
       ------------

4      SOURCE OF FUNDS*

       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): //

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7      SOLE VOTING POWER

       7,200,000

8      SHARED VOTING POWER

9      SOLE DISPOSITIVE POWER

       7,200,000

10     SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,200,000


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       60%

14     TYPE OF REPORTING PERSON*

       IN




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    CUSIP NO.     382685105                                   PAGE 3 OF 5 PAGES



CUSIP NO.


                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF


ITEM 1.   SECURITY AND ISSUER.

          Common Stock, par value $0.001 of GPN Networks, Inc., a Delaware corporation

ITEM 2.   IDENTITY AND BACKGROUND.

(a)       Name:  Todd Ficeto
(b) Business Address: c/o VMR Capital Markets U.S., 1901 Avenue of the Stars, Los Angeles, CA 90067
(c)       Principal Occupation: Investment Banking
(d) During the last five years, Mr. Ficeto has not been convicted in a criminal proceeding.
(e) During the last five years, Mr. Ficeto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a s a result of such proceeding been subject to a judgment, decree or final order enjoying future violations of, or prohibiting of mandating activities subject to, federal or state securities law or finding any violation with respect to such law. (f)
          Citizenship: United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Personal funds in the total amount of $275,000.00.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          Mr. Ficeto purchased the outstanding shares of an existing security holder. Mr. Ficeto has been appointed as the Registrant's Chief Financial Officer, Secretary and as a member of its Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          60%

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Stock Purchase Agreement dated July 27, 2001 by and between Todd Ficeto and The Berman Family Trust.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Stock Purchase Agreement dated July 27, 2001 by and between Todd Ficeto and The Berman Family Trust.


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    CUSIP NO.     382685105                                   PAGE 4 OF 5 PAGES





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DATED:  August 1, 2001



                                          By: /s/ Todd Ficeto
                                              -----------------------------

                                          Name: Todd Ficeto



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    CUSIP NO.     382685105                                   PAGE 5 OF 5 PAGES




ITEM 7.   EXHIBITS

          Stock Purchase Agreement dated July 27, 2001 by and between Todd Ficeto and The Berman Family Trust.